[Letterhead of Wachtell, Lipton, Rosen & Katz]

September 5, 2018

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance, Office of Telecommunications
100 F Street, NE
Washington, D.C. 20549

Attention:	Kathryn Jacobson Lisa Etheredge Larry Spirgel Joshua Shainess
Re:	CBS Corporation Form 10-K for the Fiscal Year Ended December 31, 2017 Filed February 20, 2018 Form 10-Q for the Period Ended June 30, 2018 Filed August 2, 2018 File No. 001-09553

Ladies and Gentlemen:

This letter is in response to the letter dated August 22, 2018 (the "Comment Letter") to CBS Corporation (the "Company") from the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") containing comments from the Staff with respect to the Form 10-K for the fiscal year ended December 31, 2017, filed with the Commission on February 20, 2018, and with respect to the Form 10-Q for the period ended June 30, 2018, filed with the Commission on August 2, 2018.
As discussed with Mr. Joshua Shainess on September 5, 2018, with regards to its responses to comments 1, 2 and 10 in the Comment Letter, the Company, in light of ongoing litigation developments, respectfully requests an extension of the 10 business day deadline set forth in the Comment Letter to 5:30 PM Eastern Time on September 21, 2018.
Thank you for your consideration of the Company's request for an extension.  Please direct any questions that you have with respect to the foregoing to me at 212-403-1180 or if by email to GSMoodie@wlrk.com.
Very truly yours,
/s/ Gordon S. Moodie
Gordon S. Moodie

cc:	Lawrence P. Tu (CBS Corporation)
Jonathan H. Anschell (CBS Corporation)
Richard J. Parrino (Hogan Lovells US LLP)
Kevin K. Greenslade (Hogan Lovells US LLP)

2